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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002.

                    SUN MEDIA CORPORATION
(Translation of registrant's name into English)

    333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    /X/         Form 40-F    / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    / /        No    /X/

Total number of pages: 9
Page number of document list: 2

DOCUMENT LIST

Document	Description	Sequential Page No.
1	Interim Financial Statements	3-8

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)
(Thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30 2002	September 30 2001	September 30 2002	September 30 2001
REVENUES	$200,163	$197,304	$625,048	$616,638
OPERATING EXPENSES
Wages and employee benefits	77,021	75,248	238,220	237,847
Newsprint	24,878	30,457	76,804	96,541
Other operating expenses	50,928	47,215	153,568	149,725

	152,827	152,920	468,592	484,113
OPERATING INCOME BEFORE THE UNDERNOTED	47,336	44,384	156,456	132,525
Depreciation and amortization (note 2)	6,139	11,798	18,732	35,160
Restructuring costs (note 3)	—	—	—	11,500
Financial expenses	8,142	10,361	25,587	32,489
Dividend income (note 4)	(49,863)	(45,479)	(149,589)	(45,479)

	(35,582)	(23,320)	(105,270)	33,670
INCOME BEFORE INCOME TAXES & NON-CONTROLLING INTEREST	82,918	67,704	261,726	98,855
Income taxes	10,246	8,668	37,925	20,816
Non-controlling interest	253	210	799	731

NET INCOME	$72,419	$58,826	$223,002	$77,308

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Unaudited)
(Thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30 2002	September 30 2001	September 30 2002	September 30 2001
BALANCE — BEGINNING OF PERIOD	$162,782	$114,189	$144,442	$95,707
Net income for the period	72,419	58,826	223,002	77,308
Dividends on common stock	—	(7,117)	(70,945)	(7,117)
Interest on Convertible Obligation net of tax (note 4)	(32,473)	(27,850)	(93,541)	(27,850)
Adjustment on related party transaction (note 5)	—	—	(230)	—

BALANCE — END OF PERIOD	$202,728	$138,048	$202,728	$138,048

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)
(Thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30 2002	September 30 2001	September 30 2002	September 30 2001
Cash provided by (used for):
OPERATIONS
Net income	$72,419	$58,826	$223,002	$77,308
Items not involving cash:
Depreciation of fixed assets	6,101	6,394	18,614	19,007
Amortization of goodwill & deferred charges	38	5,404	118	16,153
Future income taxes	1,000	—	3,750	2,798
Non-controlling interest	253	210	799	731
Other	(21)	171	294	904

	79,790	71,005	246,577	116,901
Changes in non-cash operating working capital	25,991	(40,539)	34,423	(44,611)
Change in receivable from Quebecor Media Inc. relating to dividend income (note 4)	32,328	—	53,150	—

Cash provided by operating activities	138,109	30,466	334,150	72,290
FINANCING
Issuance of Convertible Obligation (note 4)	—	1,600,000	—	1,600,000
Interest paid on Convertible Obligation (note 4)	(79,890)	—	(197,063)	—
Long-term debt	467	147	1,838	16,556
Repayment of long-term debt	—	(446)	(37,738)	(41,093)
Dividends on common stock	—	(7,117)	(70,945)	(7,117)
Other	(425)	(1,575)	(861)	(1,997)

Cash provided by (used in) financing activities	(79,848)	1,591,009	(304,769)	1,566,349
INVESTMENTS
Investments (notes 4 and 5)	—	(1,600,000)	(756)	(1,600,000)
Additions to fixed assets	(4,362)	(4,980)	(6,493)	(16,750)
Proceeds from disposal of assets	748	393	1,716	440
Other	—	—	925	(9)

Cash provided by (used in) investing activities	(3,614)	(1,604,587)	(4,608)	(1,616,319)
INCREASE IN CASH	54,647	16,888	24,773	22,320
CASH — BEGINNING OF PERIOD	9,294	8,879	39,168	3,447

CASH — END OF PERIOD	$63,941	$25,767	$63,941	$25,767

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEET

(Thousands of Canadian dollars)

	September 30 2002	December 31 2001
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$63,941	$39,168
Accounts receivable	101,814	110,371
Inventories	11,442	12,010
Prepaid expenses	5,139	3,507
Receivable from Quebecor Media Inc. (note 4)	42,192	95,342
Income and other taxes	11,785	—
Future income taxes	4,341	4,341

	240,654	264,739
FIXED ASSETS	213,482	227,199
INVESTMENT IN QUEBECOR MEDIA INC. (note 4)	1,600,000	1,600,000
GOODWILL	751,317	751,735
OTHER ASSETS	51,337	54,450

	$2,856,790	$2,898,123

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$97,288	$109,269
Income and other taxes	—	1,456
Deferred subscription revenue	15,927	15,213
Current portion of long-term debt	50,000	5,000

	163,215	130,938
LONG-TERM DEBT	467,019	549,512
FUTURE INCOME TAXES	40,821	38,981
OTHER LIABILITIES	38,127	37,661
NON-CONTROLLING INTEREST	1,844	1,838
SHAREHOLDER'S EQUITY
CONVERTIBLE OBLIGATION (note 4)	1,641,011	1,692,673
CAPITAL STOCK	301,801	301,801
RETAINED EARNINGS	202,728	144,442
TRANSLATION ADJUSTMENT	224	277

	2,145,764	2,139,193

	$2,856,790	$2,898,123

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Thousands of Canadian dollars)

1. Basis of presentation

        The unaudited consolidated financial statements in this report have been prepared in conformity with generally accepted accounting principles in Canada and should be read in connection with Sun Media Corporation's ("the Company's") annual audited consolidated financial statements and notes thereto. The interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of the Company, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of the Company's business.

2. Changes in Accounting Policies

a)
Business Combinations

        In fiscal 2001, the Canadian Institute of Chartered Accountants ("CICA") issued section 1581, Business Combinations, of the CICA Handbook. Under section 1581, business combinations initiated after June 30, 2001 are to be accounted for as a purchase. Also, the section specifies that certain criteria for intangible assets acquired in a purchase method business combination must be met to be recognized and reported apart from goodwill. For purchase business combinations consummated after June 30, 2001, goodwill and intangibles are to be recorded and amortized in accordance with section 1581 and section 3062 of the Handbook (see item (b)).

b)
Goodwill and Intangible Assets

        In fiscal 2001, the CICA issued section 3062, Goodwill and Intangible Assets, of the CICA Handbook. Section 3062 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value. Section 3062 also requires that intangible assets with estimated useful lives be amortized over their respective useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The Company has adopted the provisions of section 3062, effective January 1, 2002.

        In connection with section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has completed the transitional goodwill impairment assessment, and has determined that no impairment existed as of the date of adoption.

        Effective January 1, 2002, the Company had unamortized goodwill of $751,735, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The table below outlines the impact of the change had it been applied retroactively.

	Three months ended Sept 30, 2002	Three months ended Sept 30, 2001	Nine months ended Sept 30, 2002	Nine months ended Sept 30, 2001
Net income	$72,419	$58,826	$223,002	$77,308
Add back goodwill amortization net of income taxes	—	5,044	—	15,078

Net income before goodwill amortization	$72,419	$63,870	$223,002	$92,386

3. Charge for Restructuring of Operations

        The Company implemented restructuring initiatives in the second quarter of 2001 in response to difficult market conditions. The initiatives resulted in a work-force reduction charge of $11,500 in the quarter, or $7,000 net of tax. Employee terminations were made across all geographic regions and departments of the Company, and included employees at all levels. The work-force reduction costs consisted primarily of severance, benefit, and other personnel-related costs. A total of 225 employees were terminated. As at September 30, 2002, $300 was included in accrued liabilities relating to the 2001 termination costs. The remaining termination costs are expected to be paid by the end of the year.

4. Convertible Obligation and Investment in Quebecor Media Inc.

        On July 9, 2001, the Company issued a $1,600,000 Convertible Obligation to its parent, Quebecor Media Inc. ("QMI"). This Convertible Obligation is due July 14, 2007 and carries a rate of 12.15% per year, payable semi-annually. At the option of the Company, each payment may be deferred and paid in Common Shares of the Company. The Convertible Obligation is also convertible at the option of the Company into Common Shares of the Company. The total interest paid on the Convertible Obligation for the nine months ended September 30, 2002 was $197,063, and $79,890 for the three months ended September 30, 2002. In the nine month period ended September 30, 2002, the interest on the convertible obligation amounted to $93,541, net of income taxes of $51,860. In the three month period ended September 30, 2002, the interest on the convertible obligation amounted to $32,473, net of income taxes of $15,994. At September 30, 2002 the unpaid distribution on the convertible obligation amounted to $41,011.

        The proceeds on the Convertible Obligation were invested into $1,600,000 Cumulative First Preferred Shares of QMI, which carry fixed cumulative preferential dividends at a rate of 12.50% per year, payable semi-annually. During the nine months ended September 30, 2002, dividends of $149,589 were declared on the Cumulative First Preferred Shares owned by the Company, and $49,863 for the three months ended September 30, 2002. For the nine months ended September 30, 2002, the Company received payments of dividend income of $202,739 from QMI, and at September 30, 2002, the unpaid dividend receivable from QMI was $42,192.

5. Acquisition of 3351611 Canada Inc. and Communications Gratte-Ciel Ltd.

        On March 29, 2002, the Company acquired 3351611 Canada Inc. ("3351611") and Communications Gratte-Ciel Ltd. ("Gratte-Ciel") from its parent, QMI, for net cash proceeds of $756. As this transaction was between related parties, the excess of the purchase price over the net book value of the two acquired companies of $230 was recorded as an adjustment to retained earnings. 3351611 is the holding company of Gratte-Ciel, which operates two weekly publications, the Montreal Mirror and Ici Montreal.

6. Description of the Business

        The Company publishes urban dailies in eight of the top eleven markets in Canada and seven community dailies. The Company also publishes approximately 191 weeklies, buyer's guides and other specialty publications in communities across Canada and Florida. The Company's principal sources of revenue are from advertising and circulation sales.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
	By:	/s/ Kin-Man Lee
Date: November 5, 2002	Name:	Kin-Man Lee
	Title:	Vice President, Corporate Controller

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DOCUMENT LIST
SUN MEDIA CORPORATION CONSOLIDATED STATEMENT OF INCOME (Unaudited) (Thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENT OF RETAINED EARNINGS (Unaudited) (Thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited) (Thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED BALANCE SHEET (Thousands of Canadian dollars)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Thousands of Canadian dollars)
SIGNATURE